Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
SUPPLEMENT NO. 3, DATED SEPTEMBER 20, 2011,
TO THE PROSPECTUS, DATED AUGUST 15, 2011

This prospectus supplement (this “Supplement No. 3”) is part of the prospectus of American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company” or “we”), dated August 15, 2011 (the “Prospectus”), as amended by Supplement No. 1 dated September 7, 2011 (“Supplement No. 1”) and Supplement No. 2 dated September 19, 2011 (“Supplement No. 2”). This Supplement No. 3 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1 and Supplement No. 2, and should be read in conjunction with the Prospectus, Supplement No. 1 and Supplement No. 2. This Supplement No. 3 will be delivered with the Prospectus, Supplement No. 1 and Supplement No. 2.

The purpose of this Supplement No. 3 is to update disclosure on the terms of the property management agreement.

Status of the Offering

We commenced our initial public offering of up to 150.0 million shares of common stock on August 15, 2011. As of the date hereof, we have not we have not yet received subscriptions in excess of $2.0 million, which is necessary for us to break escrow.

We will offer shares of our common stock until August 15, 2013 unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all the 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan for sale in our primary offering).

Shares Currently Outstanding

As of September 15, 2011, there were approximately 29,000 shares of our common stock outstanding, including restricted stock and shares issued under the distribution reinvestment plan, or DRIP. As of September 15, 2011, there were approximately 150.0 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Management

The following disclosure replaces in its entirety the third full paragraph on page 85 of the Prospectus under the heading “Management — Affiliated Companies — Property Manager”.

“American Realty Capital Operating Partnership II, L.P., American Realty Capital Daily Net Asset Value Trust, Inc. and American Realty Capital Properties II, LLC entered into a property management and leasing agreement on August 15, 2011. The property management and leasing agreement has a one-year term ending August 15, 2012, and is subject to successive one-year renewals unless any party gives sixty (60) days’ written notice to the other parties of its intention to terminate the agreement. We or American Realty Capital Properties Operating Partnership II, L.P. may terminate the agreement immediately in the event that American Realty Capital Properties II, LLC commits an act of gross negligence or willful misconduct in the performance of its duties under the agreement.”

Conflicts of Interest

The following disclosure replaces in its entirety the disclosure on page 111 of the Prospectus under the heading “Conflicts of Interest — Affiliated Property Manager”.

“We expect that all of our properties will be managed and leased by our affiliated property manager, American Realty Capital Properties II, LLC, pursuant to a property management and leasing agreement. Our agreement with American Realty Capital Properties II, LLC has a one-year term and is subject to successive one-year renewals unless any party gives sixty (60) days’ written notice to the other parties of its intention to terminate the agreement. It is the duty of our board of directors to evaluate the performance of the property manager annually before renewing the agreement. We or American Realty Capital Properties Operating Partnership II, L.P. may terminate the agreement immediately in the event that American Realty Capital Properties II, LLC commits an act of gross negligence or willful misconduct in the performance of its duties under the agreement. We expect American Realty Capital Properties II, LLC to also serve as property manager for properties owned by affiliated real estate programs, some of which may be in competition with our properties. Fees to be paid to our property manager are based on a percentage of the rental income received by the managed properties. For a more detailed discussion of the anticipated fees to be paid to the property manager, see the section entitled “Management Compensation” in this prospectus.”